UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Other Events

Spark Networks SE (“the Company”) is relying on the order issued by the U.S. Securities and Exchange Commission (Release No. 34-88465) to extend the filing date of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The order provides public companies with up to an additional 45 days to file with the Securities and Exchange Commission reports under the Securities Exchange Act of 1934, as amended, including Annual Reports on Form 20-F, if the company is unable to meet the filing deadline due to circumstances relating to the novel coronavirus, COVID-19.

The Company’s operations and business have been disrupted due to the unprecedented conditions and travel restrictions surrounding the COVID-19 pandemic, and have resulted in its employees, including its accounting and finance team, working remotely from home. These disruptions have interfered with management’s ability to work with its independent accountants, professional advisors and support staff in order to complete the Company’s financial statements and related disclosures that will be included in the Company’s Form 20-F. Notwithstanding the foregoing, the Company expects to file its Form 20-F for the year ended December 31, 2019, within 45 days after the Form 20-F’s original filing deadline of April 30, 2020.

The Company is also supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and its subsequent Current Reports on Form 6-K, with the following risk factor regarding the impact of COVID-19 on the Company’s business:

Spark Networks faces risks related to health epidemics and other outbreaks such as COVID-19, which could significantly change consumer behavior and materially and adversely impact its business.

Spark Networks' business could be materially adversely impacted by epidemics or pandemics, such as the COVID-19 pandemic. The COVID-19 pandemic has, or is likely to, significantly negatively impact the business in the following ways:

•The COVID-19 pandemic has resulted and is likely to continue to result in volatility and uncertainty in international markets, including as a result of prolonged economic downturn or recession. Consumer sentiment in many of Spark Networks' countries of operation might be adversely affected, which could lead to a reduction in discretionary spending, and many of our customers may be unable to make payments for our services. In addition, Spark Networks may not have access to capital, including from bank lenders, on the terms or timelines previously obtained, or may have difficulty complying with covenants in its existing bank facilities.

•Spark Networks may incur increased operating costs during the term of the pandemic as Spark Networks may be required to change its operational processes to allow employees to continue to work remotely for a prolonged time and require respective equipment. The disruptions caused by COVID-19 have interfered with management’s ability to work with its independent accountants, professional advisors and support staff in order to complete the Company’s financial statements and related disclosures, including with respect to taxes and impairment review, that will be included in Spark Networks' Form 20-F. Working remotely also exposes our employees and our networks to increased risks of cyberattacks.

•Working remotely during the pandemic could negatively impact employee productivity and the development of the Company's products.

As a result, the effects of the COVID-19 pandemic may adversely affect the Company's business, financial condition, and results of operations. Spark Networks may be required, or may decide, to reduce its expenses, including through a review of its size of operations and of the remuneration of its work force. Any decision to reduce expenses may negatively impact Spark Networks' operations and reputation, which may lead to a decline in its usage indicators and revenue. Further, the COVID-19 pandemic may lead to unrest, instability and crisis in Spark Networks' countries of operation, which may further negatively impact its business. The COVID-19 pandemic may also negatively affect Spark Networks' ability to change the funding of the business, as its business results may be negatively affected and as markets and investors may not be willing to invest in companies such as Spark Networks.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements relating to the following: the expected timing of the filing of the Company’s Form 20-F for the fiscal year ended December 31, 2019, and the potential impacts on the Company’s business, financial, condition and results of operations of the novel coronavirus, COVID-19. Any statements that are not statements of historical fact, such as the statements described above, should be considered forward-looking statements. Some of these statements may be identified by the use of the words “may,” “will,” “believes,” “plans,” “anticipates,” “expects” and similar expressions. The Company has based these forward-looking statements on current expectations and projections about future events as of the date of this Form 6-K. These forward-looking statements are not guarantees of future performance, conditions or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those factors described from time to time in the Company’s most recent Annual Report on Form 20-F under the heading “Risk Factors” and in subsequent filings with the Securities and Exchange Commission. The Company undertakes no duty to update any forward-looking statements made herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: April 29, 2020By: /s/ Bert Althaus

Name: Bert Althaus

Title: Chief Financial Officer